Section 16(a) Beneficial Ownership Reporting Compliance

	Section 16(a) of the Securities Exchange Act of
1934, as amended, and Section 30(h) of the Investment
Company Act of 1940, as amended, in combination require the Directors and officers of The Asia Tigers Fund, Inc.
(the "Fund"), persons who own more than ten percent of the Fund's common stock, Blackstone Asia Advisors L.L.C.
("Blackstone Advisors") and its directors and officers, to file reports of ownership and changes in ownership of the Fund's securities with the Securities and Exchange
Commission (the "SEC") and the New York Stock Exchange.
These persons and entities are required by SEC regulations to furnish the Fund with copies of all such forms they file.

	Based solely on a review of those forms furnished to the Fund, the Fund believes that the Fund's Directors and officers, and Blackstone Advisors and its directors and officers, have complied with applicable filing requirements during the fiscal year ended October 31, 2011.